UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ODDITY Tech Ltd.

(Name of Issuer)

Class A ordinary shares, par value NIS 0.001 per share

(Title of Class of Securities)

M7518J 104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons LCGP3 Pro Makeup, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,140,357
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,140,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,140,357
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.1%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 45,202,333 Class A ordinary shares (“Class A Shares”) outstanding as of August 14, 2023, as reported in Exhibit 99.1 to the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2023.

1.	Names of Reporting Persons CGP3 Managers, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,140,357
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,140,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,140,357
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.1%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 45,202,333 Class A Shares outstanding as of August 14, 2023, as reported in Exhibit 99.1 to the Issuer’s report on Form 6-K filed with the SEC on August 16, 2023.

1.	Names of Reporting Persons Scott Arnold Dahnke
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,140,357
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,140,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,140,357
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.1%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 45,202,333 Class A Shares outstanding as of August 14, 2023, as reported in Exhibit 99.1 to the Issuer’s report on Form 6-K filed with the SEC on August 16, 2023.

1.	Names of Reporting Persons James Michael Chu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,140,357
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,140,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,140,357
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.1%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 45,202,333 Class A Shares outstanding as of August 14, 2023, as reported in Exhibit 99.1 to the Issuer’s report on Form 6-K filed with the SEC on August 16, 2023.

Item 1(a).	Name of Issuer

ODDITY Tech Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

8 Haharash Street Tel Aviv-Jaffa 6761304 Israel

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, collectively referred to herein as the “Reporting Persons”:

(i) LCGP3 Pro Makeup, L.P. (“LCGP3”)

(ii) CGP3 Managers, L.L.C. (“Manager”)

(iii) Scott Arnold Dahnke

(iv) James Michael Chu

Item 2(b).	Address of the Principal Business Office, or if none, Residence

599 West Putnam Avenue Greenwich, CT 06830

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value NIS 0.001 per share

Item 2(e).	CUSIP Number

M7518J 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Act.
☐	(b)	Bank as defined in Section 3(a)(b) of the Act.
☐	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
☐	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.
☐	(e)	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).
☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
☐	(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i)	A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐	(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of Class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by LCGP3, which is controlled by Manager as its general partner. Scott Arnold Dahnke and James Michael Chu are the controlling managing members of Manager and as such may be deemed to share voting control and investment power over the shares held directly by LCGP3.

This statement on Schedule 13G (this “Statement”) shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of 5 Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

LCGP3 Pro Makeup, L.P.

By: CGP3 Managers, L.L.C. Its: General Partner

By:	/s/ James Michael Chu
Name:	James Michael Chu
Title:	Authorized Person

CGP3 Managers, L.L.C.

By:	/s/ James Michael Chu
Name:	James Michael Chu
Title:	Authorized Person

Scott Arnold Dahnke

/s/ Scott Arnold Dahnke

James Michael Chu

/s/ James Michael Chu

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 9, 2024